PATHFINDER BANCORP, INC.
214 West First Street
Oswego, New York 13126

August 8, 2014

Via Facsimile and Edgar

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:          Pathfinder Bancorp, Inc.
Registration Statement on Form S-1 (Registration No. 333-196676)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pathfinder Bancorp, Inc., a Maryland corporation (the “Company”), hereby requests that the Company’s Registration Statement on Form S-1, as amended, be declared effective at 1:00 p.m. on August 12, 2014, or as soon thereafter as is practicable.

The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

_
/s/ Thomas W. Schneider Thomas W. Schneider
President and Chief Executive Officer
(Duly Authorized Representative)

[LETTERHEAD OF KEEFE, BRUYETTE & WOODS, INC.]

August 8, 2014

Via Facsimile and Edgar

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:          Pathfinder Bancorp, Inc.
Registration Statement on Form S-1 (Registration No. 333-196676)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C promulgated under the Securities Act of 1933, we hereby join Pathfinder Bancorp, Inc. in requesting that the effective date of the above-referenced Registration Statement, as amended, be accelerated so that it will become effective at 1:00 p.m. on August 12, 2014, or as soon thereafter as may be practicable.

Very Truly Yours,

Keefe, Bruyette & Woods, Inc.

/s/ Robin Suskind
Name: Robin Suskind
Title: Managing Director